Exhibit 8

British American Tobacco p.l.c.

8 June 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Merrill Lynch International during the period from 1 June 2026 to 5 June 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	1 June 2026	2 June 2026	3 June 2026	4 June 2026	5 June 2026
Number of ordinary shares of 25 pence each purchased:	99,224	144,289	128,274	128,333	120,249
Highest price paid per share (pence):	4,622.00p	4,517.00p	4,487.00p	4,371.00p	4,426.00p
Lowest price paid per share (pence):	4,573.00p	4,370.00p	4,361.00p	4,294.00p	4,276.00p
Volume weighted average price paid per share (pence):	4,596.96p	4,437.97p	4,423.08p	4,326.68p	4,383.38p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,167,017,793 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,661,181 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/4276H_1-2026-6-8.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4276H_2-2026-6-8.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4276H_3-2026-6-8.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4276H_4-2026-6-8.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4276H_5-2026-6-8.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	01/06/2026	99,224	4,596.96	LSE
British American Tobacco p.l.c.	GB0002875804	01/06/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	01/06/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	02/06/2026	144,289	4,437.97	LSE
British American Tobacco p.l.c.	GB0002875804	02/06/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	02/06/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	03/06/2026	128,274	4,423.08	LSE
British American Tobacco p.l.c.	GB0002875804	03/06/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	03/06/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	04/06/2026	128,333	4,326.68	LSE
British American Tobacco p.l.c.	GB0002875804	04/06/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	04/06/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	05/06/2026	120,249	4,383.38	LSE
British American Tobacco p.l.c.	GB0002875804	05/06/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	05/06/2026	0	0.00p	BATE